Mail Stop 4561

March 18, 2009

Mr. Steven R. Springsteel
Chairman, President, and CEO
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, CA 95014

> **Re:** **Chordiant Software, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2008**
> **Filed November 20, 2008**
> **File No. 001-34179**

Dear Mr. Springsteel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief